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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

CP Ships Limited (Name of Subject Company)
New Brunswick, Canada (Jurisdiction of Subject Company's Incorporation or Organization)
Ship Acquisition Inc. (Bidder)
Common Shares, without par value (including Common Share Purchase Rights) (Title of Class of Securities)
22409V102 (CUSIP Number of Class of Securities (if applicable))

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika Robinson, Esq.
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidder)
September 1, 2005 (Date tender offer first published, sent or given to security holders)

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

    Exhibit 1.1: Offer to Purchase and Circular dated August 31, 2005 (1)

    Exhibit 1.2: Letter of Acceptance and Transmittal (1)

    Exhibit 1.3: Notice of Guaranteed Delivery (1)

    Exhibit 1.4: Notice of Extension dated October 7, 2005

(1)
Previously filed with the bidder's Schedule 14D-1F, filed September 1, 2005.

Item 2. Informational Legends

        See "Notice to United States Shareholders" in the Notice of Extension dated October 7, 2005.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        Not applicable.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.

  (a)
  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b)
  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2.

  (a)
  On September 1, 2005, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

        By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHIP ACQUISITION INC.
By:	/s/ DIETER BRETTSCHNEIDER
Name: Dieter Brettschneider Title: President and Chief Executive Officer

Date: October 7, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Offer to Purchase and Circular dated August 31, 2005 (1)
1.2	Letter of Acceptance and Transmittal (1)
1.3	Notice of Guaranteed Delivery (1)
1.4	Notice of Extension dated October 7, 2005

(1)
Previously filed with the bidder's Schedule 14D-1F, filed September 1, 2005.

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EXHIBIT INDEX